Mark J. Kelson Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4156 E-mail: mkelson@manatt.com

January 25, 2007	Client-Matter: 28791-030
VIA EDGAR AND OVERNIGHT MAIL
Michael McTiernan, Staff Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Shopoff Properties Trust, Inc. Registration Statement on Form S-11 File No. 333-139042
Dear Mr. McTiernan:
     On behalf of our client, Shopoff Properties Trust, Inc. (the “Registrant”), we have caused to be filed with you electronically under EDGAR, Amendment No. 1 (the “Amendment”) to the Registrant’s Registration Statement on Form S-11 (the “Registration Statement”). We have also furnished you with a copy of the Amendment marked to show the changes between the initial Registration Statement and the Amendment (the “Blackline”). In addition, the following exhibits are being filed with this Amendment:
     a. Exhibit 1.1 — Form of Broker-Dealer Agreement revised to reflect revisions responsive to NASD comments;
     b. Exhibit 3.3 — Form of Articles of Amendment and Restatement of the Registrant;
     c. Exhibit 3.4 — Form of Amended and Restated Bylaws of the Registrant;
     d. Exhibit 3.5 — Form of Agreement of Limited Partnership of Shopoff Partners which shows certain minor revisions to the previous version filed;
     e. Exhibit 5.1 — Opinion of DLA Piper US LLP, revised to correct the signature block;
     f. Exhibit 8.1 — Opinion of Manatt, Phelps & Phillips, LLP as to tax matters;
     g. Exhibit 10.2 — Form of Advisory Agreement deleting a reference to the Registrant’s reimbursement of administrative expenses;
     h. Exhibit 23.2 — Consent of Manatt, Phelps & Phillips, LLP;
     i. Exhibit 23.3 — An updated Consent of Squar, Milner, Peterson, Miranda & Williamson, LLP.
     The Amendment reflects revisions made to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on November 30, 2006, in response to

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the comments of the staff of the Commission contained in the letter addressed to William A. Shopoff, dated December 22, 2006 (the “Comment Letter”), as well as certain other revisions.
     Each of the numbered paragraphs below is a response to the corresponding numbered paragraph in the Comment Letter. All capitalized terms used herein and not defined have the meanings ascribed to them in the Amendment.
General
1.	Comment: Please provide us with any pictures, graphics or artwork that will be used in the prospectus.
     Response: The Shopoff Properties Trust logo has been placed on the cover page and on the back page of the prospectus. Any additional pictures, graphics or artwork that will be used in the prospectus will be filed with the Commission prior to its use.
2.	Comment: We note that there will not be any selling commissions or discounts associated with this offering. Please advise us why you believe Shopoff Securities, a newly-formed broker-dealer, will have the capability to distribute this offering. We may have further comment.
     Response: The Registrant’s broker-dealer, Shopoff Securities, Inc. (the “Broker-Dealer”), will have the capacity to distribute this offering without selling commissions or discounts, because it will receive a fixed monthly marketing fee of $100,000 from the Registrant’s sponsor, The Shopoff Group (the “Sponsor”), to cover its cost of operations and it will receive reimbursements from the Registrant for sales expenses such as sales and advertising expenses, educational conferences, sales seminars, travel and other costs incurred in connection with the offering.
     The fixed monthly fee of $100,000 paid by the Sponsor directly to the Broker-Dealer is intended to cover the Broker-Dealer’s administrative costs, such as employee salaries and other employee-related expenses, the office lease, computer and technology, insurance and office supplies. The Sponsor and the Broker-Dealer will enter into an agreement with respect to the $100,000 fixed monthly marketing fee. This $100,000 amount has been determined by the Sponsor and the Registrant to be the approximate cost of the Broker-Dealer’s operations on a monthly basis. The Registrant has revised the text of the Registration Statement, as shown on the cover page of the prospectus and pages x, 2, 30, 53, 81, and 118 of the Blackline, to refer to the $100,000 fixed monthly marketing fee.

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     The Broker-Dealer will also receive financial support from the Registrant which will, in accordance with the Broker-Dealer Agreement, reimburse the Broker-Dealer for offering expenses.
3.	Comment: Please disclose on the cover page, the summary and the risks factors that affiliate purchases are counted towards the minimum. Your risk factor disclosure should explain that investors should not conclude that the satisfaction of the minimum indicates that such sales have been made to investors who have no financial or other interest in the offering, or who otherwise are exercising independent investment discretion.
     Response: The structure of the offering has been modified in this Amendment. Shares purchased by affiliates will no longer count toward the minimum offering threshold and this threshold has been reduced to 1,700,000 shares. The first 2,000,000 shares offered will be sold at $9.50 per share, whether purchased by affiliates or not, and thereafter, the shares will be offered at $10.00 per share. The Registrant has modified the disclosure throughout the Registration Statement to reflect these changes.
Q: What are the fees ...?. page xi
4.	Comment: With respect to the acquisition and advisory fees and the asset management fees, it is unclear how your fee would be calculated in the event you invested in a joint-investment with a third party or affiliate, such as a joint venture or a participating mortgage. Please clarify whether the fee would be 3% of your pro rata portion of the appraised value of the underlying property.
     Response: The Registrant has revised the disclosure shown on pages xiv and 57 of the Blackline to reflect that the fees specified in the table would apply to the entire transaction if a real estate asset or a real estate-related investment was acquired through a joint venture with a third party or an affiliate. However, payment of any acquisition and advisory fees and asset management fees owed to the Advisor by the Registrant would be limited to the pro rata portion of the Registrant’s ownership interest in the joint venture.
     5. Comment: With respect to the debt financing fee, please clarify whether the Advisor is responsible for these third party fees, or whether these fees, in addition to the debt financing fee could be your obligation.

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     Response: The Advisor is responsible for the payment of all debt financing fees up to the limit of 1% whether such payments are earned by and payable to the Advisor itself or whether such fees are earned by and payable to third parties. The Registrant has added footnote 3 shown on pages xi and 54 of the Blackline to note that Shopoff Advisors may seek the approval of the board of directors for reimbursement of amounts due in excess of 1% in the event that the 1% debt financing fee does not cover all loan or letter of credit costs.
6.	Comment: Please provide a range or an estimate of customary leasing fees so that an investor can have some ability to understand the potential costs of these fees.
     Response: The range of customary leasing fees is between 4% and 6% of the gross rental income of the negotiated lease. The Registrant has added this information as shown on pages xii and 55 of the Blackline in the section of the chart that discusses leasing fees.
7.	Comment: With respect to the subordinated incentive listing fee, please clarify whether the market value is measured on the date of listing, or some other date.
     Response: In the Advisory Agreement, the “market value” is defined as “the market value of the outstanding stock of the [Registrant], measured by taking the average closing price or average of the bid and asked price, as the case may be, during the consecutive 30-day period commencing twelve (12) months following Listing and ending eighteen (18) months following Listing during which the average closing price or average of the bid and asked price of the stock is the highest.” The Registrant has revised the disclosure as shown on pages xiii and 56 of the Blackline to include a statement of the manner in which the date is determined.
Q: What conflicts of interest exist...?. page xiv
8.	Comment: In the first bullet, please specifically identify any other real estate programs in which your advisor or its executive officers are involved which target the same investments you intend to target.
     Response: The Registrant has revised the disclosure shown on page xiv of the Blackline to state the number of other real estate programs in which the Advisor and other executive officers are involved that target the same investments as the Registrant.
9.	Comment: Please include the conflict that the management agreement and fees were not negotiated on an arms-length basis.
     Response: The Registrant has added the fifth bullet-point shown on page xiv of the Blackline, under the heading “What conflicts of interest exist between you and Shopoff Advisors and its affiliates,” to disclose that the management agreement and fees were not negotiated on an arm’s length basis.

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Prospectus Summary, page 1
10.	Comment: Your Summary section contains a significant amount of information that is already disclosed in the Q&A. Please revise to eliminate redundant disclosure.
     Response: The redundant disclosure has been eliminated from the Q&A and Prospectus Summary sections.
11.	Comment: We note your disclosure that “Federal, state, and/or local environmental agencies through the approval of the applicable environmental impact reports, provide the required mitigation, if any, by the project thereby granting environmental approval.” Please revise to explain what you mean by required mitigation.
     Response: Mitigation is the process by which the federal, state, and/or local environmental agencies achieve a measure of comfort that the impact of the entitlements they are approving in a particular area has been balanced with the impact the entitlements will have on the environment. The Registrant has deleted the sentence, as shown on page 1 of the Blackline, that included the reference to “mitigation,” because the preceding sentence already includes a statement that environmental approvals will be obtained by the Advisor.
12.	Comment: Please revise the organization chart on page 3 to reflect the ownership of the broker-dealer and the sponsor.
     Response: The Registrant has made the revision to the organizational chart shown on page 3 of the Blackline, to reflect that The Shopoff Revocable Trust dated August 12, 2004 is the sole shareholder of the Broker-Dealer and that TSG GP, LLC and The Shopoff Revocable Trust dated August 12, 2004, are the sole general partner and the sole limited partner, respectively, of the Sponsor.
13.	Comment: Please revise the description of real estate-related investments to include a brief description of the nature of the real estate-related assets in which you may invest and disclose that there are no limitations on the amounts that may be invested in any type of asset.
     Response: The Registrant has made the revisions shown on page 4 of the Blackline stating that real estate-related investments could include investments in mortgages secured by real property or loans made to real estate companies secured by a pledge of securities. Real estate related investments could also be in the securities of a company involved in real estate investing. In addition, the Registrant has filed as Exhibit 3.3, a draft form of Articles of Amendment and Restatement which includes limitations on the amounts that may be invested in

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certain types of investments. The Registrant has added a statement to this effect as shown on page 4 of the Blackline.
14.	Comment: Please revise your description of prior investment programs to break out from the “more than 100 transactions” the number of transactions that involved the acquisition of undeveloped real estate for which you obtained entitlements.
     Response: The Registrant has made the decision to limit the transactions included in this statement to those that have occurred within the past 10 years. The Registrant has revised the disclosure, shown on page 5 of the Blackline, to specify that, of the 96 transactions for which the Sponsor has provided venture capital, equity, and mezzanine debt, 66 involved real estate for which entitlements have been obtained and 30 involved real estate for which the entitlement process is in progress.
Risk Factors, page 8
15.	Comment: Please revise to delete cross-references from your risk factor section.
     Response: The Registrant has revised the risk factor section to delete all cross-references.
16.	Comment: Please revise to include a risk factor discussing the risk that since your broker-dealer is an affiliate, there will be no independent “due diligence” review.
     Response: The Registrant has added the risk factor shown on page 10 of the Blackline stating that there will be no independent “due diligence” review since the Broker-Dealer is an affiliate of the Registrant.
17.	Comment: Please revise to include a risk factor discussing the risks associated with the level of indebtedness that you may incur and disclose whether there are any limitations on such debt in your organizational documents.
     Response: There is an existing risk factor on Page 20 of the Blackline discussing the risks associated with the level of indebtedness that the Registrant may incur. The Registrant has revised the risk factor to reflect that there are no limitations on debt contained in the Registrant’s organizational documents.
Because we will continue to sell page 8
18.	Comment: Please include disclosure regarding the dilutive effects of the initial offering tranche at $9.50.

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     Response: The Registrant has added the risk factor shown on page 8 of the Blackline to state the dilutive effects of the initial offering tranche at $9.50. In addition, immediately below this new risk factor, the prior risk factor regarding dilution was clarified.
Our success will be dependent page 11
19.	Comment: Please disclose that the advisor is not required to provide any specific or dedicated personnel to managing your business, or any specific amount time.
     Response: The Registrant has added the statement shown on page 11 of the Blackline that the Advisor is not required to provide any specific or dedicated personnel, nor any minimum amount of time, to managing the Registrant’s business.
We will compete with affiliates page 13
20.	Comment: Please provide more detailed disclosure regarding any existing programs that target similar investments.
     Response: The Registrant has revised the disclosure, as shown on page 14 of the Blackline, to add the number of existing programs that target similar investments.
Shopoff Advisors will face conflicts page 15
21.	Comment: Please remove the mitigating language in the first sentence.
     Response: The Registrant has deleted the mitigating language in the first sentence of the risk factor, as shown on page 15 of the Blackline.
The extent of our use of taxable REIT page 24
22.	Comment: Please advise us why you believe relative share valuation risk is relevant to a non-traded REIT.
     Response: Although the Registrant does not intend to list its shares on a national securities exchange during the term of the offering, its shares will be fully tradable and accordingly, it is anticipated that there may be some trading in the Registrant’s stock by shareholders who desire to liquidate their investment. The Registrant believes that it is important for prospective investors to know that our use of a taxable REIT subsidiary may cause our common stock to be valued differently than the stock of REITs that do not use taxable REIT subsidiaries in the manner in which we expect to use them. Accordingly, while we note your comment, the Registrant prefers to keep this risk factor in place.

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Certain of our business activities page 25
23.	Comment: Please expand the disclosure to clarify why the business model you have disclosed, that includes purchasing undeveloped land and then re-selling it once it has been prepared for development, will not trigger the prohibited transaction tax. For example, please briefly disclose what factors cause a property to be considered an “inventory property.”
     Response: The Registrant has revised the disclosure, as shown on page 25 of the Blackline, to add a discussion of the tax implications of “inventory property” and what constitutes “inventory property.”
Dilution, page 27
24.	Comment: Please tell us why you have not separated new investors that pay $9.50 from new investors that pay $10.00 in the tables reflecting relative consideration.
     Response: The Registrant has revised the table shown on page 28 of the Blackline to separate the new investors who pay $9.50 to purchase shares in the offering from the new investors who pay $10.00 to purchase shares in the offering. Additional changes have been made to reflect the new lower minimum offering amount of 1,700,000 shares.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 80
25.	Comment: Please revise to disclose your critical accounting policies. Refer to the guidance in FR-72.
     Response: The Registrant has revised this section, beginning on page 84 of the Blackline, to include its critical accounting policies.
General Competitive Conditions, page 33
26.	Comment: Please provide more detailed disclosure regarding your major competitors.
     Response: The Registrant has added the text shown on page 35 of the Blackline providing greater detail about its major competitors.

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Officers and Directors, page 41
27.	Comment: Please provide five years of business experience for Mr. Shopoff and Ms. Kennedy.
     Response: The Registrant has revised the biographies of William A. Shopoff, Jeffrey W. Shopoff, and Diane Kennedy, as shown on pages 42 through 45 of the Blackline, to more fully describe their business experience for the past 5 years.
Organization and Offering Stage, page 52
28.	Comment: We note in footnote one you provide disclosure regarding the effects on the acquisition fee of leverage. Please advise us why you have not provided similar disclosure, using the same hypothetical leverage, for acquisition expenses and debt financing fees. Refer to Guide 5, Item 4(b),
     Response: The Registrant has modified footnote 1, shown on pages xi and 54 of the Blackline, to add disclosure regarding the effects of leverage on acquisition expenses and debt financing fees.
Additional Payments for Additional Services, page 55
29.	Comment: Please disclose examples of the types of goods and services that your advisor might provide.
     Response: The Registrant has determined that the list of goods and services set forth in the Advisory Agreement to be provided by the Advisor comprises all of the goods and services to be provided by the Advisor and accordingly, there are no additional goods and services that require separate mention. The paragraph that referenced additional goods and services has been deleted as shown on page 57 of the Blackline.
Programs Similar In Nature, page 58
30.	Comment: Please disclose how you determined that these programs were “similar in nature.”
     Response: The Registrant has added the statement, shown on page 60 of the Blackline, to reflect that the listed programs were determined to contain objectives similar in nature to the Registrant’s objectives if the program raised funds from private placement offerings for the purpose of acquiring real estate as long-term investments for eventual sale. Investment in real

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property includes the purchase of land, including unentitled and undeveloped land, as well as income producing properties.
31.	Comment: Please consider separating programs in which the properties have been sold, from those programs that have not yet completed operations. We note the introductory disclosure in the first paragraph, but as the relevance of ROI for a completed program is significantly different than for a continuing program, separate presentation may be helpful to an investor.
     Response: As shown beginning on page 60 of the Blackline, the Registrant has classified programs similar in nature into the following two categories: “Completed Programs” and “Ongoing Programs.” The Registrant has removed the total return on investment (“ROI”) calculation from “Ongoing Programs” and has modified the language of the introductory disclosure, as shown on page 59.
32.	Comment: In certain cases, such as TSG Investors, LLC, the program description is generic in nature. In these cases, please provide a brief description of the types of assets actually purchased by the program.
     Response: The Registrant has modified certain program descriptions to provide greater detail regarding the programs, including descriptions of the types of assets purchased by the program.
33.	Comment: We note your statement that “if a program has had significant adverse business development or condition arise that affected the programs performance, details of that adverse business development or condition has been discussed within the program.” Please tell us where you have discussed such adverse business development or revise to discuss the reasons for any adverse business developments or conditions that affected a program’s performance.
     Response: The Registrant has supplemented the discussion under the heading “Programs Similar in Nature to Registration Statement Objectives,” beginning on page 60 of the Blackline, to include a description of the significant performance factors that have resulted in losses for programs which had negative ROIs. For the “Secured Loan Acquisition Programs” and the “Low Income Housing Tax Credit Programs,” which are not similar in nature to the Registrant’s program, the Registrant added a summary discussion of the reasons for adverse business developments or conditions that affected the programs’ performance. Please see pages 70 and 78 of the Blackline for the additional language.

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Institutional Programs page 72
34.	Comment: Please advise us why these are “programs” for which prior performance disclosure is required. In particular, please provide disclosure regarding the types of passive investors that invested in these programs.
     Response: It is the opinion of the Registrant that these programs should be included in the prior performance disclosure. Despite the fact that their legal structure is different from that of the other more typical private placement programs, as required by our institutional partner, the nature of the role of the Sponsor with respect to these programs is closer to that of a general partner, rather than that of a manager. The Sponsor has full power of attorney to bind the ownership entity and has done so throughout the operation of the investments. The selection of the properties is performed by the Sponsor in a manner similar to that of included programs. While the investor in these programs is an investment banker who provided some input, all sales recommendations and the overall outcome of the business plan in connection with these programs emanates from the Sponsor. The investor has had no more input with respect to these programs than a significant investor would in a private placement offering. The Sponsor meets with the investor one or two times per year and is free to make all day-to-day decisions with respect to the investments, including the execution of sales agreements for the ultimate disposal of the assets being managed. For additional information, please see refer to the discussion with respect to Credit Suisse First Boston in the first paragraph under “Institutional Programs — No Ownership; Management Agreement” on page 75 of the Blackline.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 80
35.	Comment: Please revise to disclose your critical accounting policies. Refer to the guidance in FR-72.
     Response: The Registrant has revised this section, beginning on page 84 of the Blackline, to include its critical accounting policies.
Distributions, page 81
36.	Comment: Please include disclosure regarding the likelihood of regular dividends in light of the types of assets you intend to invest in.
     Response: The Registrant has revised the disclosure, as shown on page 83 of the Blackline, to state that dividends, if paid at all, are not likely to be paid for at least four years from the time the Registrant begins property acquisitions.

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37.	Comment: Please revise your disclosure regarding the Manatt, Phelps & Phillips opinion to clarify, if true, that the firm will opine to the effect that you have been organized in conformity with the requirements for qualification and taxation as a REIT, and that your proposed method of operation as described in the prospectus will enable you to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code.
     Response: The Registrant has revised the disclosure, as shown on page 103 of the Blackline, to clarify that Manatt, Phelps & Phillips will opine to the effect that the Registrant has been organized in conformity with the requirements for qualification and taxation as a REIT, and that the Registrant’s proposed method of operation as described in the Registration Statement will enable the Registrant meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code.
Sales Literature, page 113
38.	Comment: Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.
     Response: The Registrant will send to the Commission for review prior to its use a binder of written sales materials that the Registrant proposes to transmit to prospective investors.
Prior Performance Tables, page B-1
39.	Comment: Please revise to precede the tables with a narrative introduction that cross-references the narrative summary in the text, explains the significance of the track record for the tables, discusses the factors the sponsor considered in determining which previous programs had “similar investment objectives,” explains where additional information (Part II of the registration statement) can be obtained on request and includes a glossary of terms used in the tables. In this connection, please include an explanation of such terms as “Project costs,” “outstanding project cash,” and “allocation of project costs.” Further, please precede each of the tables with a brief narrative explaining the objective of the table and what it covers so that

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an investor will be able to understand the significance of the information presented. See Guide 5 Instructions to Appendix II.
     Response: The Registrant has preceded the tables with narrative introductions, beginning on page B-1 of the Blackline, and has added a glossary of terms used in the tables.
40.	Comment: Please advise us why you have included data for White Rock and White Rock Chino Hills programs in Tables I-III as they appear to have closed more than 5 years ago.
     Response: Although the programs referenced in this comment received funding more than 5 years ago, they continue to be operational, continue to receive funding, and have not disposed of the asset(s) related to their investment objectives.
Table I
41.	Comment: Please explain why you have not included “offering expenses” in the table.
     Response: “Offering expenses” are not included in the table, because all functions related to offerings are internally provided by employees of the Sponsor as part of the Sponsor’s normal business operations. No costs have been allocated to the recipient programs.
Table II
42.	Comment: Please revise to include “property sales and refinancing before deducting payments to sponsor.” See Table II.
     Response: The Registrant has added this language to Table II as shown on page B-5 of the Blackline.
Table III
43.	Comment: Please explain why you have not included the Table III line items above net income.
     Response: The Registrant has added line items in the revised Table III on page B-6 of the Blackline.

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Consolidated Balance Sheet
Note 1 — Organization and Nature of Business — page F-4
44.	Comment: Please revise to disclose the fiscal year-end that the Registrant has adopted.
     Response: The Registrant has revised the disclosure, as shown on page F-4 of the Blackline, to add that the Registrant’s fiscal year-end is December 31.
Note 4 — Other Related Party Transactions, page F-6
45.	Comment: Please clarify if any material amounts of organization and offering costs were incurred subsequent to the balance sheet date. If so, this information should at a minimum be disclosed as a subsequent event.
Response: A subsequent event has been added as footnote 5 of the “Notes to Consolidated Balance Sheet” on page F-10 of the Blackline noting that, subsequent to November 27, 2006, organization and offering costs totaling approximately $307,000 were incurred by the Advisor and its affiliates on behalf of the Registrant.
46.	Comment: We note the Advisory Agreement has not been executed as of November 27, 2006. To the extent the terms and conditions of the agreement have been determined, disclose the significant terms here and in your MD&A. Quantify the amounts and/or percentages payable to your Advisor as necessary. Also, disclose the methodology that will be used to identify and measure costs allocated by the Advisor to be reimbursed by the Company such as personnel costs, and other administrative service expenses.
     Response: The significant terms of the Advisory Agreement which have been determined are disclosed in footnote 4 of the “Notes to Consolidated Balance Sheet” beginning on page F-9 of the Blackline and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 83 of the Blackline. The disclosure in footnote 4 shown on page F-9 of the Blackline quantifies the percentages payable to the Advisor. With respect to your comment on the methodology used to allocated costs, the Advisor will be dedicated to the Registrant and will not serve as advisor to any other programs. Accordingly, 100% of the Advisor’s costs will be allocated to the Registrant, except for personnel costs and other administrative expenses, which will be reimbursed by the Sponsor. The Registrant has revised Section 10(a)(xii) of the Advisory Agreement to delete the language which states that the Registrant will reimburse personnel costs and other administrative expenses.

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Part II
47.	Comment: Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.
     Response: The Registrant has revised the disclosure, as shown on page II-4 of the Blackline, to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.
     The Registrant has, concurrently with the filing of the Amendment, sent courtesy copies of the Amendment to Elaine Wolff, Rachel Zablow, Cicely LaMothe, together with copies of the Blackline.
     If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (310) 312-4156.

Sincerely,

Mark J. Kelson

cc:	William A. Shopoff